Exhibit 99.3

Wipro Limited

Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter ended December 31, 2019

Consolidated Audited Financial Results of Wipro Limited under IFRS

	(₹ in millions, except share and per share data, unless otherwise stated)
Particulars	Quarter ended December 31, 2019	Nine months ended December 31, 2019	Quarter ended December 31, 2018
Total income from operations (net)	155,432	456,047	151,506
Net Profit / (Loss) before tax, exceptional and extraordinary items	30,793	92,856	32,410
Net Profit / (Loss) before tax but after exceptional and extraordinary items	30,793	92,856	32,410
Net Profit / (Loss) after tax, exceptional and extraordinary items	24,629	74,262	25,444
Total Comprehensive Income after tax	24,926	77,151	25,867
Equity Share Capital	11,426	11,426	9,050
Reserves excluding Revaluation Reserve	528,228	528,228	538,066
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)
Basic:	4.31	12.58	4.18
Diluted:	4.30	12.55	4.17

The audited interim consolidated financial results of the Company for the three and nine months ended December 31, 2019, have been approved by the Board of Directors of the Company at its meeting held on January 14, 2020. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The interim condensed financial results are prepared in accordance with Indian Accounting Standards (Ind AS), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

These financial statements, are prepared in accordance with Ind AS.

Consolidated Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended December 31, 2019	Nine months ended December 31, 2019	Quarter ended December 31, 2018
Total income from operations (net)	154,705	453,871	150,595
Net Profit / (Loss) before tax, exceptional and extraordinary items	30,794	92,861	32,412
Net Profit / (Loss) before tax but after exceptional and extraordinary items	30,794	92,861	32,412
Net Profit / (Loss) after tax, exceptional and extraordinary items	24,630	74,266	25,445
Total Comprehensive Income after tax	24,897	77,031	26,020
Equity Share Capital	11,426	11,426	9,050
Reserves excluding Revaluation Reserve	524,219	524,219	534,142
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)
Basic:	4.31	12.58	4.18
Diluted:	4.30	12.55	4.17

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- Info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

The audited interim consolidated financial results (under Ind AS) of the Company for the three and nine months ended December 31, 2019, have been approved by the Board of Directors of the Company at its meeting held on January 14, 2020. The statutory auditors have expressed an unmodified audit opinion.

Standalone Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended December 31, 2019	Nine months ended December 31, 2019	Quarter ended December 31, 2018
Total income from operations (net)	126,959	372,798	121,387
Net Profit / (Loss) before tax, exceptional and extraordinary items	28,327	82,450	30,990
Net Profit / (Loss) before tax but after exceptional and extraordinary items	28,327	82,450	30,990
Net Profit / (Loss) after tax, exceptional and extraordinary items	22,613	65,224	25,184
Total Comprehensive Income after tax	20,196	63,658	30,332
Equity Share Capital	11,426	11,426	9,050
Reserves excluding Revaluation Reserve	441,347	441,347	472,482
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)
Basic:	3.95	11.09	4.19
Diluted:	3.95	11.07	4.18

The audited interim financial results of the Company for the three and nine months ended December 31, 2019, have been approved by the Board of Directors of the Company at its meeting held on January 14, 2020. The statutory auditors have expressed an unmodified audit opinion.

Notes:

1.

The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com/corporates), the National Stock Exchange website (URL: www.nseindia.com/corporates) and on the Company’s website (URL: www.wipro.com).

2.	The Board of Directors in their meeting held on January 14, 2020, declared an interim dividend of ₹ 1/- (US$ 0.01) per equity share and ADR (50% on an equity share of par value of ₹ 2/-)

By Order of the Board,
For Wipro Ltd.
Place: Bengaluru	Rishad A Premji	Abidali Z Neemuchwala
Date: January 14, 2020	Chairman	Chief Executive Officer and Managing Director

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- Info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054